Exhibit 99.1

NASDAQ: SGLD TSXV: SGLD #750-1095 W. Pender St. Vancouver, BC V6E2M6 WWW.SCORPIOGOLD.COM

SCORPIO GOLD ANNOUNCES SONIC DRILLING AND METALLURGICAL PROGRAM TO EVALUATE REPROCESSING OPPORTUNITY AT MANHATTAN

Surface material across four historic facilities to be evaluated for reprocessing potential.

Highlights

•	Four historic surface facilities identified for evaluation — the heap leach pad, tailings storage facilities, waste dump, and the historic low-grade stockpile area — with their physical extents delineated through volumetric modelling of the Company’s 2024 LiDAR survey, historical topographic data, density estimates and swell factors.

•	Material is already mined and sits at surface

•	Approximately 35 sonic drill holes are planned, with head characterization test work scheduled.

•	Program designed to generate the data package required to characterise the material’s suitability for toll milling opportunities at operating mills within trucking distance of Manhattan.

•	Successful results would advance the Program to Phase 2: a Mineral Resource Estimate for the surface material, additive to the Company’s existing mineral inventory.

September 17th, 2026 – Vancouver, British Columbia – Scorpio Gold Corporation (NASDAQ: SGLD | TSX-V: SGLD | OTCQB: SRCRF | FSE: RY9) (“Scorpio Gold” or the “Company”) is pleased to announce that it has engaged SLR International Corporation (“SLR”), a leading global mining and environmental consultancy, to design and execute a sonic drilling and metallurgical test work program (the “Program”) evaluating the historic waste dump, tailings, heap leach, and low-grade stockpile material at the Company’s 100%-owned Manhattan District Project (“Manhattan”), Nevada, USA, as a potential near-term development opportunity.

“With open pit mining starting in 1980 and heap leach operations running from 1989 to 1993, the creation of these facilities started at Manhattan has left a substantial accumulation of already-mined material sitting at surface in tailings, a historic heap leach pad, waste dump facilities, and the low-grade stockpile. This program is about systematically quantifying this material and obtaining preliminary metallurgical characterization of each material type. With operating mills within trucking distance in central Nevada, this information will assist the company in determining whether this material may have any commercial value”, said Zayn Kalyan, CEO of Scorpio Gold.

“These tailings and waste facilities prove to be exciting targets as we review historical data about the production history in Manhattan.” Said Harrison Pokrandt, VP of Exploration at Scorpio Gold. The value of the Program extends well beyond the material itself. Junior exploration companies are typically dependent on equity financings to fund growth; the Program is designed to test whether Manhattan’s surface material can provide an alternative through organic growth. The Program has been specifically designed to generate the data package — grade, recovery characteristics, deleterious elements, and material handling properties — that toll milling operators in the region would require to evaluate receiving and processing the material. Historical mining at Manhattan operated under gold prices and recovery technologies that are less favourable than today’s prices and extraction technologies”.

Figure 1. Location of the historic Manhattan Pits Waste Pile, Tailings, and heap-leach pad relative to the reclaimed Manhattan Mill site.

Surface Material Opportunity

In 2024, the Company completed a high-resolution LiDAR survey over the Manhattan District. Volumetric modelling of the LiDAR data, reconciled against pre-mining topographic maps dated 1971 with minimum contour spacing of 40 feet, together with density assumptions and swell factor estimates provided by the Company, has delineated the physical extent of the surface material across the four facilities: the heap leach pad, tailings storage facilities, waste dump, and the historic low-grade stockpile area. The quantity and grade of this material have not been categorized as a mineral resource or mineral reserve under NI 43-101 and, accordingly, the Company is not disclosing tonnage or volume estimates at this time. A key objective of the Program is to generate the drilling, sampling, assay and density data required to support a Mineral Resource Estimate that would define the tonnage and grade of this material with reasonable prospects for eventual economic extraction.

Program Overview

The Program will be executed in two phases.

Phase 1 – Sonic Drilling and Head Characterization. Approximately 35 vertical sonic drill holes are planned to use a track-mounted sonic rig, with drilling services to be contracted directly by the Company. Sonic drilling is the industry-standard method for sampling unconsolidated material, providing continuous, representative core through dumps, tailings, leach pad, and stockpile material.

Samples will be collected on 0.5 to 1.0m intervals. Head characterization test work consisting of total gold and silver assays, LECO sulfur analysis, and cyanide shake testing will be used to estimate grade, variability, oxidation state, and cyanide amenability across the four material sources. SLR will provide on-site support throughout drilling, including logging, sampling, chain-of-custody, and QA/QC protocols, with a full summary report to follow.

Results from the head characterization will determine whether the material warrants a full metallurgical test work program, which may include bottle roll and cyanide leach testing, gravity and flotation amenability, mineralogical characterization, and other test work relevant to potential processing routes and toll milling discussions.

Phase 2 – Mineral Resource Estimate. Should Phase 1 produce results indicating potential economic value and drill hole spacing is deemed sufficient, SLR will complete a Mineral Resource Estimate for the waste dump, tailings, heap leach, and/or low-grade stockpile material, as applicable, defining the tonnage and grade of material with reasonable prospects for eventual economic extraction. Any such estimate would be incremental to the Company’s existing mineral resource inventory at Manhattan.

About the Manhattan District

Manhattan, located in the Walker Lane Trend of Nevada, USA, is road accessible and lies approximately 15 kilometers south of the operating Round Mountain Gold Mine (https://www.kinross.com/operations/default.aspx#americas-roundmountain), which has produced more than 15 million ounces of gold. For the first time, the Company has consolidated Manhattan’s past-producing mines under a single entity that holds valuable permitting and water rights. Historically, Manhattan has produced approximately 700,000 ounces of gold from high-grade placer and lode operations dating from the late 1890s through to the mid-2000s.¹ The maiden mineral resource estimate (the “Maiden MRE”) covering the Goldwedge and Manhattan Pit areas of Manhattan is comprised of 18,343,000 tonnes grading 1.26 g/t gold for a total of 740,000 oz contained gold in the inferred category.²

A historical mineral resource estimate (the “Historical MRE”) covers the Black Mammoth, April Fool, Hooligan, Keystone, and Jumbo areas of Manhattan and comprises 1,652,325 tonnes grading 5.89 g/t gold for a total of 312,900 oz contained gold.³ The deposit is interpreted as a low-sulfidation, epithermal, gold-rich system situated adjacent to the Tertiary-aged Manhattan caldera in the Southern Toquima Range of Nevada. A “Qualified Person” as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) has not done sufficient work to make the Historical MRE current, and the Company is not treating the Historical MRE as current.

Notes

•	Surface Material: The surface material described in this news release has not been categorized as a mineral resource or mineral reserve as defined by NI 43-101, and the Company is not disclosing an estimate of the quantity or grade of this material. There has been insufficient exploration and sampling to define a mineral resource with respect to this material, and it is uncertain whether further exploration will result in the material being delineated as a mineral resource. The Company encourages readers to exercise appropriate caution when evaluating the potential of this material.

•	Mineral Resource Estimate (MRE): All scientific and technical information relating to Manhattan pertaining to the Maiden MRE contained in this news release is derived from the Technical Report dated April 23, 2026 (with an effective date of June 4, 2025) titled “Mineral Resource Estimate and NI 43-101 Technical Report” (the “Technical Report”) prepared by Matthew R. Dumala, P.Eng (BC) of Archer Cathro Geological (US) Ltd., Patrick Lwury, M.Sc., CPG (AIPG) of Daniel Kunz & Associates, Annaliese Miller, LG (WA) of Geosyntec Consultants, Inc. and Art Ibrado, PhD, PE (AZ) of Fort Lowell Consulting PPLC. The information contained herein in respect of the Maiden MRE is subject to all of the assumptions, qualifications and procedures set out in the Technical Report and reference should be made to the full text of the Technical Report, a copy of which has been filed with the applicable securities regulators and is available under the Company’s profile on www.sedarplus.ca.

•	Historical MRE: A Qualified Person has not done sufficient work to make the Historical MRE current, and the Company is not treating the Historical MRE as current. The Company considers the Historical MRE relevant as it demonstrates the presence of significant gold mineralization across multiple zones within Manhattan; however, its reliability is uncertain because it was prepared prior to the adoption of the current CIM Definition Standards and current QA/QC practices. The Historical MRE provides limited disclosure of assumptions, parameters, estimation methods, cutoff grades, and QA/QC protocols, and therefore these cannot be fully verified by the Company. The categories used in the historical estimate predate, and are not directly comparable to, current CIM Definition Standards, and the Company is not treating the Historical MRE as a current Mineral Resource Estimate. To upgrade and verify the Historical MRE in order to make it a current Mineral Resource Estimate, the Company would be required to undertake confirmatory drilling, modern QA/QC sampling, validation and digitization of historical datasets and updated geological modeling followed by the preparation of a new Mineral Resource Estimate in accordance with CIM Definition Standards and NI 43-101. The Company encourages readers to exercise appropriate caution when evaluating the Historical MRE.

•	References: (1) Strachan, D. G., and Master, T. D., 2005: Update and Revision of the Gold Wedge Project Development, Nye County. Report prepared for Nevada; Royal Standard Minerals, Inc. and dated March 31, 2005; (2) Dumala, M. R., and Loury, P., 2026: Mineral Resource Estimate and NI 43-101 Technical Report, Manhattan Property, Nye County, Nevada. Report prepared for Scorpio Gold Corporation and dated April 23, 2026 (with an effective date of June 4, 2025); and (3) Berry, A., and Willard, P., 1997: “Exploration and Pre-Production Mine Development, Manhattan District Project, Nye County”. Report prepared for New Concept Mining, Inc. by Berry, A. and Willard, P. and dated May 1997.

Qualified Person

The scientific and technical information in this news release has been reviewed and approved by Leo Hathaway, P. Geo., Executive Technical Director of Scorpio Gold, a “Qualified Person”, as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects.

About Scorpio Gold Corp.

Scorpio Gold holds a 100% interest in the Manhattan District located in the Walker Lane Trend of Nevada, USA. Scorpio Gold’s Manhattan District is ~4,780-hectares and comprises the advanced exploration-stage Goldwedge Mine, and four past-producing pits that were acquired from Kinross in 2021 (see news release dated March 25, 2021 https://scorpiogold.com/news/scorpio-gold-closes-purchase-of-kinross-manhattan-property-nye-county-nevada/). The consolidated Manhattan District presents an exciting late-stage exploration opportunity, with over 140,000 metres of historical drilling, significant resource potential, and valuable permitting and water rights.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD OF SCORPIO GOLD CORPORATION

Zayn Kalyan, Chief Executive Officer and Director
Tel: (604)-252-2672
Email: zayn@scorpiogold.com

Investor Relations
Email: ir@scorpiogold.com

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NASDAQ: SGLD | TSXV: SGLD | FSE: RY9

Forward-Looking Statements

This news release contains statements that constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management as of the date of this news release.

Forward-looking statements in this news release include, among others, statements relating to: the planned scope, timing and execution of the Program, including the number of drill holes and sample intervals; the physical extent of the surface material; the potential for the waste dump, tailings, heap leach, and low-grade stockpile material to represent future processing feed sources; the potential for toll milling arrangements with third-party operators; the potential completion of a Mineral Resource Estimate; the potential for the Program to establish a source of near-term, non-dilutive cash flow; the Company’s exploration plans and objectives; and other statements that are not historical facts. In making the forward-looking statements in this news release, the Company has applied several material assumptions, including: that the Company will be able to obtain sufficient financing to complete planned activities; that the Company will be able to obtain necessary permits and regulatory approvals in a timely manner; that drilling contractors, equipment and qualified personnel will be available when required; that laboratory analysis will be completed on anticipated timelines; that the volumetric modelling is reasonable; that program results will be consistent with management’s expectations; and that general business and economic conditions will not change in a materially adverse manner.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others: there can be no assurance that the material evaluated under the Program contains economic quantities of gold or silver, that any toll milling arrangement will be available on acceptable terms or at all, or that a Mineral Resource Estimate will be completed or will support economic extraction; the Company may require additional financing from time to time in order to continue its operations, which may not be available when needed or on acceptable terms and conditions; the inherent risks involved in the exploration and development of mineral properties, including uncertainties related to the interpretation of drill results and other geological data; fluctuations in commodity prices; compliance with extensive government regulation and changes in domestic and foreign laws and regulations that could adversely affect the Company’s business and results of operations; uncertainties related to obtaining necessary permits and regulatory approvals; risks related to the Company’s ability to retain key personnel; environmental risks and hazards; title matters and surface rights issues; competition in the mining industry; the stock markets have experienced volatility that often has been unrelated to the performance of companies and these fluctuations may adversely affect the price of the Company’s securities, regardless of its operating performance; and other risks and uncertainties disclosed in the Company’s public filings.

The forward-looking information contained in this news release represents the expectations of the Company as of the date of this news release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.